Securities and Exchange Commission
Washington, DC 20549

Schedule TO-T/A

Tender offer statement under section 14(d)(1) OR 13(e)(1)
of the Securities Exchange Act of 1934
(Amendment No. 4)

Boston Financial Qualified Housing Tax Credits L.P. IV
(Name of Subject Company(issuer))

Anise, L.L.C. (offeror)
Christopher J. Garlich Trust
Christopher J. Garlich
Jose L. Evans
Denise Evans
(Names of Filing Persons (identifying status as
offeror, issuer or other person))

Units of Limited Partnership Interest
(Title of Class of Securities)

None
(CUSIP Number of Class of Securities)

Lathrop & Gage L.C.
Attn: Sean A. Power
2345 Grand Boulevard
Suite 2800
Kansas City, Missouri 64108
Telephone (816) 292-2000

(Name, address and telephone number of person
authorized to receive notices and communications
on behalf of filing persons)

Calculation of Filing Fee

Transaction valuation*	Amount of filing fee
$1,634,000	$326.80
* Calculated as the product of the Units on which the Offer is made and the gross cash price per Unit.

[X] Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.
Amount previously paid:	$326.80	Filing party:	Anise, L.L.C.
Form or registration no.:	SC TO-T	Date filed:	February 21, 2006

[ ] Check box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:
[X] third-party tender offer subject to Rule 14d-1.
[ ] issuer tender offer subject to Rule 13e-4.
[ ] going-private transaction subject to Rule 13e-3.
[ ] amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: [X]

This Amendment No. 4 (this “Amendment”) amends and supplements the Tender Offer Statement on Schedule TO (the “Schedule TO”) filed with the Securities and Exchange Commission on February 21, 2006, and amended on March 3, 2006, March 9, 2006, and March 23, 2006, by Anise, L.L.C., a Missouri limited liability company (the “Purchaser”), relating to an offer (the “Offer”) by the Purchaser to purchase Units of limited partnership interests of Boston Financial Qualified Housing Tax Credits L.P. IV, a Massachusetts limited partnership (the “Partnership”), at a revised cash purchase price of $175 per Unit, without interest, less the amount of Distributions (as defined in the Offer to Purchase (as defined below)) per Unit, if any, made to Unit holders by the Partnership after the date of the Offer, and less any transfer fees imposed by the Partnership for each transfer (the Purchaser believes the Partnership is currently charging $150 per trade) upon the terms and subject to the conditions set forth in the Offer to Purchase, dated February 21, 2006, as it may be supplemented or amended from time to time (the “Offer to Purchase”), and the related Agreement of Transfer and Letter of Transmittal, as it may be supplemented or amended from time to time (the “Letter of Transmittal,” which, together with the Offer to Purchase, constitutes the “Offer”), copies of which were filed as Exhibits (a)(1)(i) and (a)(1)(ii) to the Schedule TO, respectively. Capitalized terms used but not defined herein have the meaning ascribed to them in the Offer to Purchase.

Item 11. Additional Information.

Item 11 is amended and supplemented by the following:

The Offer expired at 5:00 p.m., Kansas City time, on April 21, 2006. The Purchaser has received 424 Units that were validly tendered and not withdrawn pursuant to the Offer, all of which were accepted for payment following the expiration of the Offer. As a result of the Offer, the Purchaser will own 3,667 Units, representing approximately 5.4% of the 68,043 Units believed to be outstanding. In addition to the 424 Units, an additional 228 Units were tendered to the Purchaser without the necessary documentation, which documentation the Purchaser is still waiting to receive.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: May 16, 2006
ANISE, L.L.C., a Missouri limited liability company

	By:	/s/ DeAnn Duffield
DeAnn Duffield, Manager

Christopher J. Garlich Trust

	By:	/s/ Christopher J. Garlich
Christopher J. Garlich Trustee

/s/ Christopher J. Garlich
Christopher J. Garlich

/s/ Jose L. Evans
Jose L. Evans

/s/ Denise Evans
Denise Evans